# ALL-PURPOSE ACKNOWLEDGMENT

State of ___FLORIDA___

County of ___BROWARD___

On ___October 20, 2016___ before me, ___KAREN M. CRUZ___
      DATE                                              NAME OF NOTARY PUBLIC

personally appeared ___ROLV E. HEGGENHOUGEN___,
                                   NAME(S) OF SIGNER(S)

[✓] personally known to me **OR**   [ ] proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), an that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



**KAREN M. CRUZ**
MY COMMISSION # FF 119288
EXPIRES: May 22, 2018
Bonded Thru Budget Notary Services

Place Notary Seal or Stamp Here

WITNESS my hand and official seal.

_____
SIGNATURE OF NOTARY

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ATTENTION NOTARY: Although the information requested below is OPTIONAL, it may prove valuable to persons relying on this Acknowledgment and could prevent fraudulent reattachment of this certificate to another document.

## DESCRIPTION OF ATTACHED DOCUMENT

**THIS CERTIFICATE MUST BE ATTACHED TO THE DOCUMENT DESCRIBED AT RIGHT**

___W9 & Financial Certification___
TITLE OR TYPE OF DOCUMENT

___2___
NUMBER OF PAGES

___10/20/2016___
DATE OF DOCUMENT

_____
SIGNER(S) OTHER THAN NAMED ABOVE

I, Rolv E. Heggenhougen, certify that:

(1) The financial statements of Next Minute, Inc. included in this Form are true and complete in all material respects.



CEO